EXHIBIT 1

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTICE TO THE MARKET

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. (“Embraer” or “the Company”), formerly known as Rio Han Empreendimentos e Participações S.A., as set forth in paragraph 4 of article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby informs its shareholders and the market that, in furtherance of its Restructuring announced to the market by means of Notices to the Market dated January 19, March 20 and March 31, 2006, the Brazilian Securities and Exchange Commission – CVM approved the registration of Embraer as a public company on May 23, allowing the listing of  the Company’s shares on the Novo Mercado segment of the São Paulo Stock Exchange – BOVESPA and the listing of its American Depositary Shares – ADS on the New York Stock Exchange – NYSE.

As a result of the merger of Embraer – Empresa Brasileira de Aeronáutica S.A. (“Old Embraer”) with and into the Company, the Company changed its corporate name to Embraer – Empresa Brasileira de Aeronáutica S.A., and as of June 5, 2006 each preferred and common share of Old Embraer will be exchanged for one common share of the Company, on which date the Old Embraer shares will cease trading.

Therefore, as of June 5, 2006, the common shares of the Company will be traded on the Novo Mercado segment of the BOVESPA under the ticker symbol “EMBR3,” and its ADRs will be traded on the NYSE under the symbol “ERJ,” with each ADR of the Company representing four common shares.

The shareholders of Embraer interested in accessing any public information regarding the Restructuring should contact the Investor Relations Department at 55-12-3927-4404, by e-mail at investor.relations@embraer.com.br, or on the website www.embraer.com.br.

São José dos Campos, June 02,  2006.

/s/ANTONIO LUIZ PIZARRO MANSO
EMBRAER – Empresa Brasileira de Aeronáutica S.A.
Antonio Luiz Pizarro Manso
Executive Vice President Corporate  and CFO

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.